Teva Completes First Year of Shipments of Adenovirus Vaccine
to the United States Military

Basic training participants are protected from Febrile Respiratory Illness caused by adenovirus infections

Frazer, PA October 18, 2012 – Teva Select Brands and the United States Military have completed the first year of shipments of Adenovirus vaccine for military recruits. Respiratory infections caused by certain types of Adenovirus can spread rapidly among recruits undergoing basic training. Since the re-introduction of the vaccine in October of 2011, over 200,000 military men and women have been protected by the vaccine.

“Since the program began last year, combined data from the training installations indicates that the vaccine has reduced the incidence of febrile respiratory illness by over 75% and essentially eliminated the threat posed by adenovirus types 4 and 7,” said Clifford E. Snyder, Jr. JD, PhD, adenovirus vaccine product manager at the U.S. Army Medical Materiel Development Activity.

The vaccine approved by the FDA in March of 2011 for Military Use Only, can help save millions of dollars in lost training time, wages and health care costs, while protecting the health of the recruits. “We are proud of our partnership with the Military and we hope to continue supplying this important vaccine as long as it is needed by our Government,” said Michael G. McHugh, General Manager and Vice President of Teva Select Brands.

About Teva North America
Teva North America is a subsidiary of Teva Pharmaceutical Industries Ltd. In North America, Teva has locations in 13 states, District of Columbia, Canada and Puerto Rico and more than 9,000 employees. In fact, one in every seven prescriptions dispensed in the U.S. is a Teva product.

Teva Pharmaceutical Industries Ltd. (NYSE: TEVA), headquartered in Israel, is a leading global pharmaceutical company, committed to providing consumers with access to high-quality healthcare by developing, producing and marketing affordable generic, innovative and specialty products, as well as active pharmaceutical ingredients.

The Company is the largest maker of generic pharmaceutical products, has a global product portfolio of more than 1,300 molecules and a direct presence in about 60 countries. The branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics.

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Media Contacts:
Denise Bradley
VP, Corporate Communications
Teva – Americas

215.591.8974

Denise.Bradley@tevapharm.com